AM
6-10-2003

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 3 0 2003
WASH, D.C.
181

SECU[...]MMISSION

03015808

VP 6-5-03

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 46604

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Loewen, Ondaatje, McCutcheon USA Limited

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Hazelton Lanes, East Tower, 55 Avenue Road, Suite 2250
(No. and Street)

Toronto, Ontario (City) Canada (State) M5R 3L2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bernard Arokium (416) 964-4475
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name – *if individual, state last, first, middle name*)

Suite 3300, Commerce Court West, Toronto, Ontario M5L 1B2
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Bernard Arokium, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loewen, Ondaatje, McCutcheon USA Limited, as of March 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GARRETT HERMAN, A COMMISSIONER, ETC.,
CITY OF TORONTO, FOR LOEWEN,
ONDAATJE, McCUTCHEON LIMITED,
AND ITS ASSOCIATED COMPANIES.
EXPIRES JANUARY 2, 2005.

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

# AUDITORS' REPORT

To the Board of Directors of Loewen, Ondaatje, McCutcheon USA Limited

We have audited the accompanying statement of financial condition of Loewen, Ondaatje, McCutcheon USA Limited as at March 31, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

Toronto, Canada

May 20, 2003

# LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Financial Condition
(Expressed in U.S. dollars)

March 31, 2003

## Assets

| | |
|---|---|
| Current assets: | |
| Cash (note 2) | $ 423,002 |
| Due from: | |
| Brokers and dealers (note 3) | 2,417 |
| Parent (note 3) | 318,205 |
| Other assets | 9,780 |
| | $ 753,404 |

## Liabilities and Stockholder's Equity

| | |
|---|---|
| Current liabilities: | |
| Due to clients | $ 2,417 |
| Accrued expenses | 13,000 |
| Income taxes payable | 52,248 |
| | 67,665 |
| Stockholder's equity: | |
| Authorized: | |
| Unlimited common shares | |
| Issued and outstanding: | |
| 842,320 common shares | 375,000 |
| Retained earnings | 310,739 |
| | 685,739 |
| | $ 753,404 |

See accompanying notes to financial statements.

Loewen, Ondaatje, McCutcheon USA Limited (the "Company") was incorporated under the Ontario Business Corporations Act on September 16, 1993. In the United States of America, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers Inc. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company computes its regulatory net capital under the alternative method. The Company clears all transactions with, and for its customers through, its parent, Loewen, Ondaatje, McCutcheon Limited ("LOM"). Through LOM, the Company has a Clearing Agreement with TD Waterhouse Institutional Services, a wholly owned subsidiary of the Toronto Dominion Bank. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company is a wholly owned subsidiary of Loewen, Ondaatje, McCutcheon Limited, a Canadian owned and regulated investment dealer. Loewen, Ondaatje, McCutcheon Limited is a member of the Investment Dealers Association of Canada and all major Canadian stock exchanges. The Company is located in Toronto, Ontario, Canada.

## 1. Significant accounting policies:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

(a) Securities transactions and balances:

Securities transactions and balances with customers, brokers and financial institutions and margins for these balances are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis.

(b) Security owned:

The security owned is included in other assets and consists of an investment in the NASDAQ Stock Market, Inc. shares which is valued by management at the published price at the year end close of business.

**1. Significant accounting policies (continued):**

(c) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(d) Fair value of financial assets and liabilities:

The fair values of the Company's financial assets and liabilities which qualify as financial instruments approximate the carrying amounts due to their short-term nature or imminent maturity.

(e) Translation of foreign currencies:

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency translation are included in net income.

(f) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

(Expressed in U.S. dollars)

## 2. Deposit segregated pursuant to federal and other regulations:

A cash amount of $44,623 has been segregated in a special account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission and is included in cash.

## 3. Related party transactions:

Under an operating agreement dated April 1, 1994, the Company has entered into an arrangement with its parent Loewen, Ondaatje, McCutcheon Limited, whereby the parent will perform certain securities execution and clearing activities and record-keeping services as agent for the Company as well as providing management and administrative services to the Company.

The intercompany balance due from the parent of $318,205 is due on demand and is non-interest bearing. The charges included in operating, general and administration expenses were $10,275 and included in trading cost was $15,660 for the year ended March 31, 2003.

Balances with the parent company are as follows:

| | |
|---|---|
| Included in: | |
| Due from brokers and dealers | $ 2,417 |
| Due from parent | 318,205 |

## 4. Capital stock:

| | |
|---|---|
| Authorized: | |
| Unlimited common shares | |
| Issued: | |
| 842,320 common shares | $ 375,000 |

(Expressed in U.S. dollars)

## 5. Regulatory net capital requirement:

In the United States of America, as a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. At March 31, 2003, the Company had net capital of $357,754, which is $107,754 in excess of the required minimum net capital of $250,000.

## 6. Income taxes:

The Company files its own federal and provincial tax returns.

The current portion of the income tax expense (benefit) included in the statement of income, as determined in accordance with FASB statement No. 109, Accounting for Income Taxes, are as follows:

| | | |
|---|---|---|
| Federal | $ | 34,652 |
| Provincial | | 16,907 |
| | $ | 51,559 |

The Company received tax refunds in the amount of $56,192 during fiscal 2003.